FOR IMMEDIATE RELEASE

Contacts:

Shareholder Communications Corporation 1-800-223-2064	Citigate Dewe Rogerson Rachel Lankester/Patricia Baronowski 1 (212) 688-6840	Asia Pacific Fund Vasso A. Spanos 44-207-214-1335

THE ASIA PACIFIC FUND, INC.
ANNOUNCES EXPIRATION OF TENDER OFFER
AND PRELIMINARY RESULTS

             (NEW YORK, NY December 12, 2000) - The Asia Pacific Fund, Inc. (NYSE, PSE: APB) (the “Fund”), a diversified, closed-end management investment company, announced today that the Fund’s tender offer for 2,731,280 of its issued and outstanding shares of common stock, representing approximately 15% of the Fund’s 18,208,531 outstanding shares, expired on Monday, December 11, 2000 at 5:00 P.M., New York City time.

             Based upon current information, approximately 8,194,967 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Because the number of shares tendered exceeds 2,731,280 shares, the tender offer has been oversubscribed. Therefore, in accordance with the terms of the tender offer, the Fund will purchase shares on a pro rata basis for all tendering stockholders other than stockholders holding 99 or less shares who tender all their shares and for whom the Fund will accept all shares properly tendered (aggregating approximately 46,255 shares). Based on preliminary information, the proration for each stockholder tendering 100 or more shares is estimated to be 32.95% of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on December 19, 2000 of 2,731,280 shares properly tendered and that payment for such shares will be made on or about December 19, 2000. The purchase price of properly tendered shares is equal to 90% of the net asset value per share determined as of the close of regular trading on the New York Stock Exchange on December 11, 2000.